                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE


For immediate release
November 2, 2005

             CANWEST'S EBITDA(1) AND NET EARNINGS INCREASE IN F2005

           Solid Revenue and EBITDA gains at International Operations.

   Proceeds from Successful Income Fund IPO significantly reduce CanWest Debt


WINNIPEG -- CanWest Global Communications Corp. today reported financial results for its fourth quarter and for its fiscal year ended August 31, 2005. For the twelve-month period, the Company reported net earnings of $10 million or $0.06 per share, compared to a net loss of $13 million or $0.08 per share reported for fiscal 2004.

Earnings in fiscal 2005 were affected by aggregate non-cash charges of $95 million and losses of $189 million associated with interest rate and foreign currency swaps, and foreign currency gains of $76 million. Excluding the effects of these charges and comparable charges in the prior year, consolidated net earnings from continuing operations net of income taxes, would have been $173 million for the year ended August 31, 2005 and $117 million for the year ended August 31, 2004.

Consolidated revenues were $3,073 million for fiscal 2005, an increase of 6% compared to consolidated revenues of $2,911 million the prior fiscal year. Consolidated EBITDA(1) for fiscal 2005 was $720 million, a $3 million increase from consolidated EBITDA(1) of $717 million for fiscal 2004.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "The benefits of the Company's diversification were again evident in 2005 with outstanding results and contributions from our international operations. Canadian conventional television remains a challenge, but I am encouraged by improving audience ratings that should eventually be reflected in improved revenues and EBITDA. However, underlying structural and regulatory issues for conventional television will need to be addressed at an industry level if we are to recapture the financial performance of earlier years. Generally, the fundamentals of our newspaper business remain strong and stable and we anticipate EBITDA growth in future quarters. Our most outstanding accomplishment following the end of the fiscal year was the successful launch of the CanWest MediaWorks Income Fund in October. With the proceeds from that transaction used to reduce corporate debt, the Company's debt ratios are stronger than at any time since 2000."

The Company recorded a net loss of $106 million for the fourth quarter ended August 31, 2005. Net earnings were affected by a number of charges in the quarter including a non-cash charge of $51 million to reflect a write down of intangible assets (goodwill) of the National Post. The results were also affected by losses of $109 million related to interest rate and foreign currency swaps and a $12 million charge related to the termination of the Ravelston Management Services Agreement. These charges were partially offset by $47 million in foreign currency exchange gains on the settlement of debt in the fourth quarter. Excluding the effects of these charges, the net loss from continuing operations for the fourth quarter ended August 31, 2005 would have been $9 million compared to a loss of $20 million for fiscal 2004.

Consolidated revenues for the three month period ended August 31, 2005 increased by 5% to $702 million for the quarter, compared to consolidated revenues of $665 million for the fourth quarter one year ago. Consolidated EBITDA (1) for the quarter was $84 million, compared to consolidated EBITDA (1) of $121 million for the same period in 2004. The decline in EBITDA (1) was attributable in part to a total of $12 million in one-time corporate expenses related to the termination of a management services contract with Ravelston Corporation Limited.

SEGMENTED RESULTS FOR FISCAL 2005

Revenues for the Company's newspaper and online operations for the year were $1,229 million, 3% higher than revenues of $1,194 million for the same assets in fiscal 2004. Newspaper and online EBITDA(1) of $255 million for the year was down 5% from the $267 million result for fiscal 2004. The EBITDA (1) decline was primarily attributable to start up losses associated with new businesses in development, namely the free commuter daily magazine Dose and CanWest's share of losses of the Metro joint venture, which produces and distributes free commuter newspapers in Ottawa and Vancouver, and increased operating expenses. Cost increases were mainly attributable to increased costs of distribution and higher payroll costs, which in part reflect investment in new management.

TEN's contribution to CanWest's consolidated EBITDA(1), increased by 15% to $294 million for the year, up from $256 million for fiscal 2004, another best ever result. TEN's television network retained its ratings leadership in the 16-39 young adult market in a highly competitive Australian television market with only a few points separating all three commercial channels in the older 25-54 and all viewer demographics. TEN recorded another strong finish to the Australian television season with the exceptional performance of hit series such as Big Brother, Australian Idol and the AFL Grand Final. Eye Corp, TEN's wholly-owned out-of-home advertising business, also achieved record results, with revenues up by 40% for the year to $108 million and EBITDA(1) growth of 60% over last year to $23 million.

CanWest MediaWorks (NZ) Limited achieved outstanding progress in fiscal 2005. Its revenue grew by 11% and its EBITDA(1) was up 14% compared to results for the prior year. Revenues at TVWorks increased by 14% to $123 million, with EBITDA(1) for the year growing by 32% to $31 million. Excellent ratings continued for its new current affairs program Campbell Live and its re-launched evening news program 3News, providing a strong set-up for TV3's prime time schedule. In the last week of the F2005 year, TV3 outstripped the state broadcaster TVNZ to become the most watched television channel in the country, an important milestone in TV3's history. RadioWorks' recorded an 8% revenue increase for the year to $93 million. EBITDA(1) of $27 million at RadioWorks was down slightly compared to the prior year, due entirely to expenditures related to the re-branding of 16 radio stations under the More FM brand and the launch of Radio Live, a new national talk radio network, in the fourth quarter. Based upon these results, CanWest MediaWorks NZ declared a dividend of NZ2.3 cents per share payable in November, which will result in aggregate dividends of NZ$3.6 million to be received by CanWest.

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TV3 Ireland also had a very good year. CanWest's 45% share of TV3's revenues increased by 10% to $38 million for fiscal 2005, with CanWest's share of EBITDA(1) increasing by 25% to $13 million from less than $11 million last year.

Reversing the decline of the previous year, Canadian broadcasting operations generated a 1% increase in revenues for fiscal 2005 to $699 million from $690 million in fiscal 2004. EBITDA(1) of $125 million for the year was, however, 15% lower than the prior year due to a continuing weak television advertising market and to higher costs associated with increased investment in Canadian and international programming as Global seeks to regain the ratings leadership of past years. New programs that have attracted promising initial ratings include the new drama Prison Break, and the quirky comedy My Name is Earl. Global's Entertainment Tonight Canada, which launched in the first two weeks of the season immediately shot to the number one spot for a Canadian entertainment magazine program. Global has also achieved ratings gains in its key news programming.

SEGMENTED RESULTS FOR THE FOURTH QUARTER ENDED AUGUST 31, 2005

Revenues for the quarter from Canadian newspaper and online operations increased by 3% to $290 million compared to $281 million for the fourth quarter of 2004. EBITDA(1) was down 27% for the quarter to $39 million compared to EBITDA(1) of $53 million in the fourth quarter last year. As noted above, the decline in EBITDA(1) is largely attributable to start up losses associated with new businesses under development and increased payroll and distribution costs.

The Company's South Pacific television operations recorded outstanding results in the fourth quarter. Australia's Network TEN reported a 7% gain in revenues to $187 million compared to $175 million for the same quarter one year ago. EBITDA(1) increased 6% to $62 million as TEN maintained its ratings lead in its target 16-39 demographic and challenged the other two commercial networks in the wider demographics. Eye Corp., TEN Group's out-of-home advertising business, maintained its excellent positive momentum in the fourth quarter with a year-over-year increase of 36% in revenues to $27 million and a 25% increase in EBITDA to over $5 million compared to the fourth quarter of 2004.

CanWest MediaWorks (NZ) also had an excellent fourth quarter with television operations, TVWorks, recording a 12% increase in revenues to $33 million, and 40% EBITDA growth to $8 million for the quarter. Revenues at RadioWorks increased by 4% to $22 million for the fourth quarter of 2005. RadioWorks EBITDA(1) of $6 million was essentially flat to the same quarter last year, due entirely to the aforementioned costs associated with the re-branding of radio stations and the launch of Radio Live.

CanWest's 45% share of the revenues of TV3 Ireland increased by 3% to over $7 million compared to the same period last year. EBITDA(1) of $2 million for the quarter was the same as for the fourth quarter of 2004.

Canadian broadcasting operations generated revenues of $134 million for the quarter, a 3% increase over the fourth quarter last year. The EBITDA(1) loss was $13 million in the quarter compared to a break-even result for the same period in 2004. This reflected increased investment in programming and certain restructuring costs.

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HIGHLIGHTS OF THE FOURTH QUARTER AND THE ENSUING PERIOD

o In June, the Company appointed Peter Viner, a long-time CanWest executive, as President and Chief Executive Officer of CanWest MediaWorks, the operating entity for CanWest's Canadian media operations.

o In July, the Company received A$47.6 million in dividend and interest distributions from The TEN Group PTY Limited.

o OFCOM, the British broadcast and telecommunications regulator, awarded a licence to CanWest to launch an FM radio station in the Solent region on the south coast of England.

o Together with Turkish investors, CanWest was declared the highest bidder in an auction by a Turkish state agency of rights to acquire two Turkish national radio national stations Super FM and Metro FM.

o Net proceeds from the $550 million IPO of CanWest MediaWorks Income Fund were used to significantly reduce CanWest's debt.

o The 2005 Raise A Reader campaign completed its most successful campaign yet, raising $2 million to support literacy programs in cities across Canada, thanks to the hard work and generosity of volunteers and national and local sponsors.

o CanWest MediaWorks Interactive launched a new online classified site driving.ca, which, like Working.com, is designed to strengthen the market position of our newspaper and online classifieds.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada's largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.


For further information contact:

Geoffrey Elliot                             John Maguire
Vice President, Corporate Affairs           Chief Financial Officer
Tel: (204) 956-2025                         Tel: (204) 956-2025
Fax: (204) 947-9841                         Fax: (204) 947-9841
gelliot@canwest.com                         jmaguire@canwest.com
-------------------                         --------------------


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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)


                                                FOR THE THREE MONTHS ENDED      FOR THE TWELVE MONTHS ENDED
                                                         AUGUST 31,                      AUGUST 31,
                                                --------------------------      ---------------------------
                                                    2005            2004           2005             2004

REVENUE

Publications and online -- Canada                  290,242         280,807       1,228,851        1,193,629
                                                   -------         -------       ---------        ---------


Television
Canada                                             133,949         130,590         698,644          690,302
Australia -- Network TEN                           187,439         175,415         783,315          721,247
New Zealand -- 3 and C4                             33,192          29,682         122,995          108,236
Ireland -- TV3                                       7,351           7,110          37,519           34,152
                                                   -------         -------       ---------        ---------
                                                   361,931         342,797       1,642,473        1,553,937

Radio -- New Zealand                                22,199          21,418          93,428           86,717

Outdoor -- Australia                                27,165          19,968         107,790           77,117
                                                   -------         -------       ---------        ---------

CONSOLIDATED REVENUE                               701,537         664,990       3,072,542        2,911,400
                                                   =======         =======       =========        =========

SEGMENT OPERATING PROFIT
Publications and online -- Canada                   38,869          53,348         254,875          267,343
                                                   -------         -------       ---------        ---------
Television
Canada                                             (13,313)            (20)        124,699          147,430
Australia -- Network TEN                            61,634          58,405         293,528          256,033
New Zealand -- 3 and C4                              7,894           5,630          30,713           23,291
Ireland -- TV3                                       1,712           1,712          13,254           10,591
                                                   -------         -------       ---------        ---------
                                                    57,927          65,727         462,194          437,345
Radio -- New Zealand                                 5,879           6,544          26,994           27,488
Outdoor -- Australia                                 5,149           4,116          23,173           14,477
                                                   -------         -------       ---------        ---------
                                                   107,824         129,735         767,236          746,653
Corporate and other                                (11,502)         (6,453)        (34,249)         (27,110)
Restructuring expenses                                   -          (2,445)              -           (2,445)
Ravelston management contract termination          (12,000)              -         (12,750)               -
                                                   -------         -------       ---------        ---------
OPERATING PROFIT (EBITDA)(1)                        84,322         120,837         720,237          717,098
                                                   =======         =======       =========        =========

(1) EBITDA is defined as earnings before interest, income taxes, amortization, interest rate and foreign currency swap losses, foreign exchange gains, investment gains, losses and write-downs, goodwill impairment expense, asset impairment expense, loss on debt extinguishment, dividend income, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following unaudited consolidated statements of earnings (loss).


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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                            FOR THE THREE MONTHS ENDED         FOR THE TWELVE MONTHS ENDED
                                                           ---------------------------         ---------------------------
                                                           AUGUST 31,        AUGUST 31,        AUGUST 31,      AUGUST 31,
                                                             2005              2004              2005             2004
Revenue                                                      701,537         664,990           3,072,542        2,911,400
Operating expenses                                           411,492         380,976           1,617,210        1,538,466
Selling, general and administrative expenses                 193,723         160,732             722,345          653,391
Ravelston management contract termination                     12,000               -              12,750                -
Restructuring expenses                                             -           2,445                   -            2,445
                                                            --------        --------           ---------        ---------
                                                              84,322         120,837             720,237          717,098
Amortization of intangibles                                    5,456           4,542              20,341           18,182
Amortization of property, plant and equipment
                                                              23,240          19,281              91,868           89,067
Other amortization                                             1,503           1,365               5,291            5,035
                                                            --------        --------           ---------        ---------
Operating income                                              54,123          95,649             602,737          604,814
Interest expense                                             (58,516)        (79,685)           (251,853)        (338,528)
Interest income                                                  421           2,899               2,631            9,141
Amortization of deferred financing costs                      (4,294)         (6,581)            (12,708)         (12,641)
Interest rate and foreign currency swap losses              (108,716)       (101,759)           (188,506)        (110,858)

Foreign exchange gains                                        47,319          41,207              76,025           44,973
Investment gains, losses and write-downs                       1,296         118,246               1,527          115,786
Goodwill impairment expense                                  (41,406)              -             (41,406)               -
Asset impairment expense                                      (9,629)              -              (9,629)               -
Loss on debt extinguishment                                        -               -             (43,992)               -
Dividend income                                                    -               -                   -            3,738
                                                            --------        --------           ---------        ---------
                                                            (119,402)         69,976             134,826          316,425
Provision for (recovery of) income taxes                     (33,714)         (9,701)             20,472           37,485
                                                            --------        --------           ---------        ---------
Earnings before the following                                (85,688)         79,677             114,354          278,940
Minority interests                                           (17,971)        (18,059)            (96,597)         (80,349)
Interest in earnings of equity accounted affiliates
                                                                 492           3,287               2,043            2,731
Realized currency translation adjustments                      1,078          (5,138)                622           (7,023)
                                                            --------        --------           ---------        ---------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS
                                                            (102,089)         59,767              20,422          194,299
Earnings (loss) from discontinued operations                  (3,950)          2,199             (10,132)        (207,777)
                                                            --------        --------           ---------        ---------
NET EARNINGS (LOSS) FOR THE PERIOD                          (106,039)         61,966              10,290          (13,478)
                                                            ========        ========           =========        =========

EARNINGS (LOSS) PER SHARE FROM CONTINUING
    OPERATIONS:
      BASIC                                                   ($0.57)          $0.34               $0.12            $1.10
      DILUTED                                                 ($0.57)          $0.34               $0.12            $1.10
EARNINGS (LOSS) PER SHARE:
      BASIC                                                   ($0.60)          $0.35               $0.06           ($0.08)
      DILUTED                                                 ($0.60)          $0.35               $0.06           ($0.08)